UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Agora, Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

00851L103**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares, and there is no CUSIP number assigned to the Class A ordinary shares.

CUSIP No	00851L103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coatue Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

40,280,104[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

40,280,104

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,280,104

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA/OO

[1] The reporting person has beneficial ownership of 10,070,026 American Depositary Shares (each American Depositary Share represents four (4) Class A ordinary shares), which are convertible into 40,280,104 Class A ordinary shares.

CUSIP No	00851L103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coatue PE Asia XVI LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,500,540[2]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,500,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,500,540

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[2] The reporting person has beneficial ownership of 6,875,135 American Depositary Shares (each American Depositary Share represents four (4) Class A ordinary shares), which are convertible into 27,500,540 Class A ordinary shares.

CUSIP No	00851L103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philippe Laffont

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

40,280,104[3]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

40,280,104

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,280,104

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN/HC

[3] The reporting person has beneficial ownership of 10,070,026 American Depositary Shares (each American Depositary Share represents four (4) Class A ordinary shares), which are convertible into 40,280,104 Class A ordinary shares.

CUSIP No	00851L103

Item 1.	(a).	Name of Issuer:

Agora, Inc.

(b).	Address of issuer's principal executive offices:

Floor 8, Building 12 Phase III of ChuangZhiTianDi 333 Songhu Road Yangpu District, Shanghai People's Republic of China

Item 2.	(a).	Name of person filing:
Coatue Management, L.L.C. Coatue PE Asia XVI LLC Philippe Laffont

(b).	Address of principal business office, or if none, residence:

Coatue Management, L.L.C.

9 West 57th Street

New York, New York 10019

Coatue PE Asia XVI LLC

9 West 57th Street

New York, New York 10019

Philippe Laffont

c/o Coatue Management, L.L.C.

9 West 57th Street

New York, New York 10019

(c).	Citizenship:
Coatue Management, L.L.C. – Delaware limited liability company Coatue PE Asia XVI LLC – Delaware limited liability company Philippe Laffont – France citizen

(d).	Title of class of securities:

Class A ordinary shares, par value $0.0001 per share

(e).	CUSIP No.:

00851L103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);[4]

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);[4]

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Coatue Management, L.L.C.: 40,280,104 Coatue PE Asia XVI LLC: 27,500,540 Philippe Laffont: 40,280,104

(b)	Percent of class:

Coatue Management, L.L.C.: 12.2% Coatue PE Asia XVI LLC: 8.3% Philippe Laffont: 12.2%

(c)	Number of shares as to which Coatue Management, L.L.C. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	40,280,104	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	40,280,104	.

[4] This Schedule 13G is being filed (x) under Rule 13d-1(b) with respect to each of Coatue Management, L.L.C. and Philippe Laffont, and (y) under Rule 13d-1(d) with respect to Coatue PE Asia XVI LLC.

Number of shares as to which Coatue PE Asia XVI LLC has:
(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	27,500,540	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	27,500,540	.

Number of shares as to which Philippe Laffont has:
(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	40,280,104	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	40,280,104	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Coatue Management, L.L.C. None of the advisory clients, except Coatue PE Asia XVI LLC, individually owns more than 5% of the outstanding shares of Class A ordinary shares, par value $0.0001 per share, or American Depositary Shares, of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certification.

Certification by each of Coatue Management, L.L.C. and Philippe Laffont:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021
Date

Coatue Management, L.L.C.*

By: /s/ Philippe Laffont
Name: Philippe Laffont
Title: Authorized Signatory

Coatue PE Asia XVI LLC*

By: Coatue Management, L.L.C., its investment manager

By: /s/ Philippe Laffont
Name: Philippe Laffont
Title: Authorized Signatory

PHILIPPE LAFFONT*
/s/ Philippe Laffont

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons' pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated February 12, 2021 relating to the Class A ordinary shares, par value $0.0001 per share, of Agora, Inc. shall be filed on behalf of the undersigned.

February 12, 2021
Date

Coatue Management, L.L.C.*

By: /s/ Philippe Laffont
Name: Philippe Laffont
Title: Authorized Signatory

Coatue PE Asia XVI LLC*

By: Coatue Management, L.L.C., its investment manager

By: /s/ Philippe Laffont
Name: Philippe Laffont
Title: Authorized Signatory

PHILIPPE LAFFONT*
/s/ Philippe Laffont

Exhibit B

Philippe Laffont has beneficial ownership by virtue of his role as a control person of Coatue Management, L.L.C.